Earning Release

ELBIT SYSTEMS REPORTS
THIRD QUARTER 2015 RESULTS

Backlog of orders at $6.4 billion; Revenues at $765 million;
Non-GAAP net income of $62.3 million; GAAP net income of $49.7 million;
Non-GAAP net EPS of $1.46; GAAP net EPS of $1.16

Haifa, Israel, November 11, 2015 – Elbit Systems Ltd. (the "Company") (NASDAQ and TASE: ESLT), the international high technology company, reported today its consolidated results for the quarter ended September 30, 2015.

In this release, the Company is providing US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors a more comprehensive understanding and material insight of the Company's business results and trends. The third quarter results include for the first time the impact of the Company’s acquisition of the cyber and intelligence business from Nice. The financial results of such acquisition place emphasis on certain non-GAAP measures, and the Company has adopted in this release the commonly used format of presenting non-GAAP measures before the applicable GAAP measures. Unless otherwise stated, all financial data presented is GAAP financial data. For non-GAAP financial measures and reconciliation see pages 3 and 4 below.

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented: "We are pleased with our third quarter results, in particular our close to 6% growth in revenues, as well as our long-term trend of improving profitability, demonstrating that our business remains on solid footing. Our growth was driven in part by our ongoing increase in backlog, which has continued over the past three years, and by the acquisition of the cyber and intelligence business from Nice. The improvements in profitability were supported by our focus on efficient operations, leveraging synergies between our various divisions, as well as a favorable exchange rate environment.

Our results in the third quarter reflect a strong performance in Asia-Pacific, driven by increased defense spending in this region over the past few years. We are also witnessing a growing renewal of interest for our technologies and operational solutions in Europe, which creates the potential for future growth in this important market."

Third quarter 2015 results:

Revenues in the third quarter of 2015 were $764.8 million, as compared to $722.7 million in the third quarter of 2014, a growth of 5.8% mainly due to growth in revenues of land systems to Asia-Pacific. This growth was partially offset by a decrease in our C4ISR systems sold to Latin America customers.

Non-GAAP gross profit amounted to $233.5 million (30.5% of revenues) in the third quarter of 2015, as compared to $208.4 million (28.8% of revenues) in the third quarter of 2014. GAAP gross profit in the third quarter of 2015 was $223.3 million (29.2% of revenues), as compared to $203.0 million (28.1% of revenues) in the third quarter of 2014. The increase in the gross profit rate was mainly due to the mix of programs sold in the quarter and operational improvements.

Earning Release

Research and development expenses, net were $61.0 million (8.0% of revenues) in the third quarter of 2015, as compared to $55.8 million (7.7% of revenues) in the third quarter of 2014.

Marketing and selling expenses, net were $60.6 million (7.9% of revenues) in the third quarter of 2015, as compared to $51.8 million (7.2% of revenues) in the third quarter of 2014.

General and administrative expenses, net were $36.4 million (4.8% of revenues) in the third quarter of 2015, as compared to $35.3 million (4.9% of revenues) in the third quarter of 2014.

Non-GAAP operating income was $80.3 million (10.5% of revenues) in the third quarter of 2015, as compared to $70.8 million (9.8% of revenues) in the third quarter of 2014. GAAP operating income in the third quarter of 2015 was $65.3 million (8.5% of revenues), as compared to $60.1 million (8.3% of revenues) in the third quarter of 2014.

Financial expenses, net were $6.1 million in the third quarter of 2015, as compared to $23.4 million in the third quarter of 2014. The relatively high finance expenses in the third quarter of 2014 resulted primarily from the accelerated depreciation of the New Israeli Shekel related to the Company's U.S. Dollar derivative activities as well as the impact of exchange rate differences on balance sheet items.

Taxes on income were $10.3 million (effective tax rate of 17.3%) in the third quarter of 2015, as compared to $0.1 million in the third quarter of 2014. The lower tax rate in the third quarter of 2014 was mainly as a result of settlement of tax audits, including adjustments for prior years, in some of the Company's subsidiaries in Israel and the mix of the tax rates in the various jurisdictions in which the Company's entities generate taxable income.

Equity in net earnings of affiliated companies and partnerships was $1.7 million in the third quarter of 2015, as compared to of $1.0 million in the third quarter of 2014.

Net income attributable to non-controlling interests was $1.0 million in the third quarter of 2015, as compared to $2.9 million in the third quarter of 2014.

Non-GAAP net income attributable to the Company's shareholders in the third quarter of 2015 was $62.3 million (8.1% of revenues), as compared to $43.9 million (6.1% of revenues) in the third quarter of 2014. GAAP net income attributable to the Company's shareholders in the third quarter of 2015 was $49.7 million (6.5% of revenues), as compared to $35.0 million (4.8% of revenues) in the third quarter of 2014.

Non-GAAP diluted net earnings per share ("EPS") attributable to the Company's shareholders were $1.46 for the third quarter of 2015, as compared with $1.03 for the third quarter of 2014. GAAP diluted EPS attributable to the Company's shareholders in the third quarter of 2015 were $1.16, as compared to $0.82 for the third quarter of 2014.

The Company’s backlog of orders as of September 30, 2015, totaled $6.4 billion as compared to $6.2 billion as of September 30, 2014. Approximately 68% of the current backlog is attributable to orders from outside Israel. Approximately 48% of the current backlog is scheduled to be performed during the last quarter of 2015 and during 2016.

Cash flow from operating activities for the nine months ended September 30, 2015, was $255.7 million, as compared to $0.2 million used for operating activities in the nine months ended September 30, 2014.

Earning Release

Non-GAAP financial data:

The following non-GAAP financial data is presented to enable investors to have additional information on the Company's business performance as well as a further basis for periodical comparisons and trends relating to the Company's financial results. The Company believes such data provides useful information to investors by facilitating more meaningful comparisons of the Company's financial results over time. Such non-GAAP information is used by the Company's management to make strategic decisions, forecast future results and evaluate the Company's current performance. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies.

The non-GAAP financial data includes adjustments regarding non-GAAP gross profit, non-GAAP operating income, non-GAAP net income and non-GAAP diluted EPS. In preparing these non-GAAP measures, the Company factors out certain items that have a non-recurring impact on the income statements, various non-cash items, significant effects of retroactive tax legislation and changes in accounting guidance and other items, which in management's judgment, are items that are considered to be outside of the review of core operating results. The table below presents a reconciliation between these non-GAAP financial measures and the most directly comparable GAAP measures.

These non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures. Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Investors are encouraged to review the Company financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure.

Earning Release

Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions)

	Nine Months Ended September 30,		Three Months Ended September 30,		Year Ended December 31,
	2015	2014	2015	2014	2014

GAAP gross profit	643.7	595.6	223.3	203.0	825.1
Adjustments:
Amortization of purchased intangible assets	20.8	16.2	10.2	5.4	21.7
Non-GAAP gross profit	664.5	611.8	233.5	208.4	846.8
Percent of revenues	29.9%	29.0%	30.5%	28.8%	28.6%

GAAP operating income	190.6	182.6	65.3	60.1	246.9
Adjustments:
Amortization of purchased intangible assets	34.5	32.3	15.0	10.7	43.0
Gain from changes in holdings	—	(6.0)	—	—	(6.0)
Non-GAAP operating income	225.1	208.9	80.3	70.8	283.9
Percent of revenues	10.1%	9.9%	10.5%	9.8%	9.6%

GAAP net income attributable to Elbit Systems’ shareholders	139.5	127.0	49.7	35.0	171.0
Adjustments:
Amortization of purchased intangible assets	34.5	32.3	15.0	10.7	43.0
Gain from changes in holdings	—	(6.0)	—	—	(6.0)
Related tax benefits	(5.8)	(5.1)	(2.4)	(1.8)	(6.9)
Non-GAAP net income attributable to Elbit Systems' shareholders	168.2	148.2	62.3	43.9	201.1
Percent of revenues	7.6%	7.0%	8.1%	6.1%	6.8%

Non-GAAP diluted net EPS*	3.94	3.47	1.46	1.03	4.71

* GAAP diluted net EPS is presented below in the Consolidated Statements of Income table on page 9.

Earning Release

Recent Events:

On July 1, 2015, the Company announced, further to its announcement of May 21, 2015 that it completed the acquisition of the Nice's Cyber and Intelligence business. The result of the acquired activities were included in the Company's 2015 third quarter consolidated results.

On August 16, 2015, the Company announced that it was awarded an approximately $27 million contract for the supply of command and control systems and ATMOS long-range artillery systems to an Asia-Pacific country. This contract is a follow-on contract for this customer and will be performed over a three-year period.

On August 27, 2015, the Company announced that it was awarded an Israeli Ministry of Public Security and the Israeli Police contract, valued at approximately $115 million, to supply leasing and maintenance services for the Israeli Police Force’s aircraft. The contract, awarded following a public tender, will be performed over a twenty-year period, and will include acquiring six new helicopters, adapting them to meet the Police requirements and performing routine maintenance.

On August 30, 2015, the Company announced that its wholly-owned subsidiary, CYBERBIT Ltd. (“CYBERBIT”), was recently awarded two contracts. One of the contracts was awarded by the National Police of a European country, and the second contract was awarded by a law enforcement agency of an African country. Each of the contracts, which are in a total amount that is not material to Elbit Systems, will be performed over a two-year period.

On September 6, 2015, the Company announced that it was awarded a contract from a European country to supply an Unmanned Aircraft System (UAS)-based cutting-edge intelligence solution. Valued at approximately $78 million, the contract will be performed over a two-year period by Elbit Systems’ ISTAR Division, established several months ago, as a result of combining Elbit Systems’ Electro-optics -Elop and UAS Divisions.

On September 25, 2015, the Company announced that it was awarded a contract from a customer in the Latin American region, in an amount of approximately $70 million, for the supply of intelligence integrated systems, for homeland security applications.

Earning Release

Dividend:

The Board of Directors declared a dividend of $0.37 per share for the third quarter of 2015. The dividend’s record date is November 22, 2015. The dividend will be paid from income generated as Preferred Income, net of taxes and levies, at the rate of 20%, on December 7, 2015.

Conference Call:

The Company will be hosting a conference call today, Monday, November 11, 2015 at 9:00 a.m. Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1 888 281 1167
UK Dial-in Number: 0 800 917 9141
ISRAEL Dial-in Number: 03 918 0644
INTERNATIONAL Dial-in Number: +972 3 918 0644

at: 9:00 am Eastern Time; 6:00 am Pacific Time; 2:00 pm UK Time; 4:00 pm Israel Time

This call will also be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:

1 888 326 9310 (US) or +972 3 925 5900 (Israel and International).

Earning Release

About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios and cyber-based systems. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems. For additional information, visit: www.elbitsystems.com.

Attachments:

Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flow
Consolidated revenue distribution by areas of operation and by geographical regions

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel: +972-4-8316663
j.gaspar@elbitsystems.com
Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1943, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward-looking statements are based on management's expectations, estimates, projections and assumptions. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.'s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.

(FINANCIAL TABLES TO FOLLOW)

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	September 30,	December 31,
	2015	2014
	Unaudited	Audited
Assets
Current assets:
Cash and cash equivalents	$170,484	$200,407
Short-term bank deposits and marketable securities	43,657	105,519
Trade and unbilled receivables, net	913,570	928,757
Other receivables and prepaid expenses	165,906	145,562
Inventories, net of customers advances	872,042	868,799
Total current assets	2,165,659	2,249,044

Investments in affiliated companies and partnerships	118,749	125,433
Long-term trade and unbilled receivables	165,333	212,725
Long-term bank deposits and other receivables	19,305	18,081
Deferred income taxes, net	62,305	60,224
Severance pay fund	273,060	276,707
	638,752	693,170

Property, plant and equipment, net	440,916	441,535
Goodwill and other intangible assets, net	778,167	637,532
Total assets	$4,023,494	$4,021,281

Liabilities and Equity
Short-term bank credit and loans	$873	$557
Current maturities of long-term loans and Series A Notes	113,373	81,958
Trade payables	349,488	369,659
Other payables and accrued expenses	754,777	758,760
Customer advances in excess of costs incurred on contracts in progress	372,907	413,223
	1,591,418	1,624,157

Long-term loans, net of current maturities	166,669	220,716
Series A Notes, net of current maturities	230,808	293,923
Employee benefit liabilities	388,818	396,639
Deferred income taxes and tax liabilities, net	72,693	68,435
Customer advances in excess of costs incurred on contracts in progress	129,605	120,299
Other long-term liabilities	96,988	58,217
	1,085,581	1,158,229

Elbit Systems Ltd.'s equity	1,335,474	1,226,667
Non-controlling interests	11,021	12,228
Total equity	1,346,495	1,238,895
Total liabilities and equity	$4,023,494	$4,021,281

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amount)

	Nine Months Ended September 30,		Three Months Ended September 30,		Year Ended December 31,
	2015	2014	2015	2014	2014
	Unaudited		Unaudited		Audited
Revenues	$2,221,001	$2,107,964	$764,775	$722,704	$2,958,248
Cost of revenues	1,577,269	1,512,407	541,491	519,701	2,133,151
Gross profit	643,732	595,557	223,284	203,003	825,097

Operating expenses:
Research and development, net	174,121	156,988	61,004	55,827	228,011
Marketing and selling, net	172,503	157,036	60,606	51,775	216,537
General and administrative, net	106,508	104,840	36,411	35,257	139,634
Other operating income, net	—	(5,951)	—	—	(5,951)
	453,132	412,913	158,021	142,859	578,231
Operating income	190,600	182,644	65,263	60,144	246,866

Financial expenses, net	(17,919)	(36,283)	(6,054)	(23,350)	(47,498)
Other income (expenses), net	69	254	(8)	132	120
Income before income taxes	172,750	146,615	59,201	36,926	199,488

Taxes on income	(30,882)	(16,150)	(10,257)	(105)	(25,624)
	141,868	130,465	48,944	36,821	173,864

Equity in net earnings of affiliated companies and partnerships	1,199	3,763	1,690	1,012	5,549
Net income	$143,067	$134,228	$50,634	$37,833	$179,413
Less: net income attributable to non-controlling interests	(3,542)	(7,227)	(968)	(2,867)	(8,433)
Net income attributable to Elbit Systems Ltd.'s shareholders	$139,525	$127,001	$49,666	$34,966	$170,980

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share	$3.27	$2.98	$1.16	$0.82	$4.01
Diluted net earnings per share	$3.27	$2.98	$1.16	$0.82	$4.01

Weighted average number of shares (in thousands)
Shares used in computation of basic earnings per share	42,703	42,646	42,720	42,665	42,654
Shares used in computation of diluted earnings per share	42,726	42,669	42,740	42,686	42,677

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US Dollars)

	Nine Months Ended September 30,		Year Ended December 31,
	2015	2014	2014
	Unaudited		Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$143,067	$134,228	$179,413
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	90,618	92,852	122,408
Stock-based compensation	113	250	322
Amortization of Series A Notes premium and related issuance costs, net	(69)	(69)	(91)
Deferred income taxes and reserve, net	5,739	(10,553)	(47,456)
Loss (gain) on sale of property, plant and equipment	1,329	(2,803)	(3,266)
Gain on sale of investment	(165)	(5,864)	(4,957)
Equity in net earnings of affiliated companies and partnerships, net of dividend received (*)	21,501	9,235	7,449
Changes in operating assets and liabilities, net of amounts acquired:
Decrease (increase) in short and long-term trade receivables, and prepaid expenses	68,520	(147,259)	(67,177)
Decrease (increase) in inventories, net	3,975	(110,366)	(112,747)
Increase (decrease) in trade payables, other payables and accrued expenses	(44,532)	37,280	81,687
Severance, pension and termination indemnities, net	(3,399)	(10,459)	6,282
Increase (decrease) in advances received from customers	(31,010)	13,332	15,970
Net cash provided by (used for) operating activities	255,687	(196)	177,837
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(69,881)	(42,608)	(71,211)
Acquisition of subsidiaries and business operations	(141,436)	787	787
Investments in affiliated companies and other companies	(10,116)	(3,536)	(4,620)
Proceeds from sale of property, plant and equipment	9,381	19,129	24,969
Proceeds from sale of investments	—	110	110
Investment in long-term deposits	(127)	(440)	(796)
Proceeds from sale of long-term deposits	324	426	790
Investment in short-term deposits and marketable securities	(53,649)	(77,485)	(89,521)
Proceeds from sale of short-term deposits and marketable securities	115,402	54,540	59,374
Net cash provided by (used in) investing activities	(150,102)	(49,077)	(80,118)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	1,410	3,393	3,542
Repayment of long-term loans	(215,502)	(107,566)	(345,839)
Proceeds from long-term loans	184,050	200,500	376,500
Repayment of Series A Notes	(55,532)	(55,532)	(55,532)
Dividends paid	(50,250)	(48,403)	(68,277)
Change in short-term bank credit and loans, net	316	40,550	557
Net cash provided by (used in) financing activities	(135,508)	32,942	(89,049)
Net increase (decrease) in cash and cash equivalents	(29,923)	(16,331)	8,670
Cash and cash equivalents at the beginning of the year	200,407	193,737	191,737
Cash and cash equivalents at the end of the period	$170,484	$177,406	$200,407
* Dividend received from affiliated companies and partnerships	$22,700	$12,998	$12,998

Earning Release

ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES

Consolidated Revenues by Areas of Operation:

	Nine Months Ended September 30,				Three Months Ended September 30,
	2015		2014		2015		2014
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Airborne systems	888.4	40.0	883.6	41.9	286.8	37.5	304.5	42.1
Land systems	437.6	19.7	161.5	7.7	169.9	22.2	38.1	5.3
C4ISR systems	674.4	30.4	808.9	38.4	238.3	31.2	297.8	41.2
Electro-optic systems	150.8	6.8	182.5	8.7	54.9	7.2	57.2	7.9
Other (mainly non-defense engineering and production services)	69.8	3.1	71.5	3.3	14.9	1.9	25.1	3.5
Total	2,221.0	100.0	2,108.0	100.0	764.8	100.0	722.7	100.0

Consolidated Revenues by Geographical Regions:

	Nine Months Ended September 30,				Three Months Ended September 30,
	2015		2014		2015		2014
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Israel	438.3	19.7	492.9	23.4	153.6	20.1	161.4	22.3
North America	619.0	27.9	610.5	29.0	212.3	27.8	200.0	27.7
Europe	313.2	14.1	308.9	14.6	113.9	14.9	104.4	14.5
Asia-Pacific	606.8	27.3	346.3	16.4	217.0	28.4	110.9	15.3
Latin America	222.3	10.0	311.5	14.8	60.9	7.9	140.5	19.4
Other countries	21.4	1.0	37.9	1.8	7.1	0.9	5.5	0.8
Total	2,221.0	100.0	2,108.0	100.0	764.8	100.0	722.7	100.0